Mail Stop 4561

March 24, 2008

Kevin D. Williams, Chief Financial Officer
Jack Henry and Associates, Inc.
663 Highway 60, P.O. Box 807
Monett, MO 65708
Also via facsimile: (417) 235-4281

> **Re: Jack Henry and Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 30, 2007**
> **File No. 000-14112**

Dear Mr. Williams:

We have reviewed the above referenced filing and have the following comments. Please note that our review has been limited in scope. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2007

Item 9A. Controls and Procedures

1. You disclose that your CEO and CFO concluded that your disclosure controls and procedures are "effective in timely alerting them to material information relating to the Company required to be included in [y]our periodic SEC filings." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15. In future reports,

please ensure conclusions concerning the effectiveness of disclosure controls and procedures are expressed in a manner that conforms to the scope of disclosure controls and procedures, as expressed in the referenced regulation. This comment also applies to your Forms 10-Q for the interim periods ended September 30, 2007 and December 31, 2007.

Definitive Proxy Statement on Schedule 14A, filed September 28, 2007

Certain Relationships and Related Transactions

2. We refer to the discussion of your related party transactions with each of Central Bank and First Future Credit Union during fiscal year 2007. Your disclosure does not appear to address how the terms of these two related party transactions compare to the terms the company offers to its unaffiliated customers. See Item 404(a)(6) of Regulation S-K. Tell us in your response letter whether your arrangements with Central Bank and First Future Credit Union were on terms that were no less favorable to the company than arrangements with other, unaffiliated customers. Alternatively, explain why you believe such information is not material to investors in light of the circumstances of the particular transactions.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you should also provide a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Kevin D. Williams
Jack Henry and Associates, Inc.
March 24, 2008
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483, if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal